FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 29, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

TELEPHONE: 604-683-0484

FAX: 604-683-7497

September 29, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	September 28, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin: AMO

ANGLO SWISS ADDS GEMSTONE EXPERIENCE TO ITS BOARD

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is pleased to announce that Mr. Glen C. MacDonald, P. Geo. will join the Company’s Board of Directors, effective immediately.

Mr . MacDonald  is a professional geologist with over 30 years of exploration and mine development experience in the mineral industry.  He has designed and managed exploration campaigns worldwide for both metals and gemstones, and has concentrated primarily on Canadian diamond and gemstone exploration for the past 10 years.  Mr. MacDonald will assume technical responsibility for development of the Company’s gemstone exploration programs.

Mr. MacDonald has served on the Board of Directors for numerous public companies with management roles in technical, project management and financing.  Anglo Swiss is pleased to welcome Glen to the Company and believes that his experience and knowledge in the emerging diamond and colored gemstone industry in Canada will be integral to the advancement of the Blu Starr Gemstone project and the newly acquired McAllister & Pipe Group of claims.  Anglo Swiss has been developing its gemstone property in southeastern British Columbia since 1995.

“Because the geology of B.C. is very complex, it includes geological settings favourable for hosting a wide variety of gemstones.  Large areas of B.C. are underlain by high-grade metamorphic rocks similar to those hosting gem deposits in East Africa and those believed to be the source of the gems found in placer deposits in Sri Lanka.”  B.S. Wilson (1997) Gemstone Occurrences in British Columbia, Canadian Gemmologist, 18(3) p. 74-86.

Anglo Swiss is targeting southeastern British Columbia for its gem potential as its current discoveries of gemstone (sapphire, iolite, garnet) and a large flake (carbon) graphite showing confirm that this area has been long over looked for precious gem deposits.  The recent discoveries of emerald, ruby, sapphire, opal and the emergence of the diamond industry in Canada have greatly advanced the potential of Canadian gemstone exploration projects.

Anglo Swiss acquired an additional 28 mineral claim units in the Nelson Mining District in July 2004 to add to its current gem property in the Slocan/Nelson Mining Districts known as the Blu Starr Gemstone property.  The McAllister and Pipe Groups are contiguous and are located to the southeast of the 15,000 acre Blu Starr property.  Initial exploration will commence shortly on both properties under Mr. MacDonald’s guidance.

The Blu Starr Gemstone property is located in the Slocan Valley, South-eastern British Columbia.  The property consists of 6200 hectares (15,312 acres) of mineral tenure rights plus an additional 650 hectares (1606 acres) of placer mineral rights contained in 13 placer claims.  Exploration to-date on less than 10% of the claim group has yielded dozens of gem outcrops at surface. The Sapphire Hill Zones 1, 2 and 3 from east to west, occur along a strike length of almost 2 kilometres. The property hosts numerous occurrences of sapphire (15), iolite or gem-cordierite (11), gemstone quality garnet (2), as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals.

Previous exploration has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  Proposed 2004 work programs have been approved on the Blu Starr property.

PLEASE VISIT US IN THE “UNDERVALUED STOCK CENTER” HOSTED ON WWW.STOCKHOUSE.CA

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.
or Investor Relations at
Daimler Partners
Mr. Peter Holt

Internet www.anglo-swiss.com
Email: angloswiss@shaw.ca

Telephone: 604-683-0484 Fax: 604-683-7497 Telephone: 604-605-8522

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR  “FORWARD LOOKING” STATEMENTS.